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                                                                    Exhibit 99.4



                             SELECTED FINANCIAL DATA

ADDITONAL DISCLOSURE REFLECTING THE RETROACTIVE APPLICATION OF FASB NO. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS" TO THE FINANCIAL STATEMENTS FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED MARCH 31, 2002


The following selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto included in our Annual Report (Form 10-K/A) for the year ended March 31, 2002, which is incorporated by reference in this Registration Statement on Form S-8.

With the adoption of SFAS No. 142, we ceased the amortization of goodwill and intangible assets deemed to have indefinite lives and recharacterized acquired workforce-in-place (and the related deferred tax liability) as goodwill on April 1, 2002. We completed our transitional goodwill impairment tests as of April 1, 2002 and found no impairment.

The following table presents a reconciliation of previously reported net income
(loss) and net income (loss) per share to the amounts adjusted for the exclusion of the amortization of goodwill and acquired workforce-in-place, net of the related income tax effect, assuming the retroactive application of SFAS No. 142 to our financial statements in each of the years in the three year period ended March 31, 2002:

                                                            Year Ended March 31,
                                                  ----------------------------------------
(In thousands, except per share data; unaudited)      2002          2001          2000
------------------------------------------------  ------------  ------------  ------------
Net income (loss), as reported                    $   (28,151)  $    63,936   $   170,148
   Amortization of goodwill and acquired
     workforce-in-place, net of tax benefit
     of $2,745, $1,977 and $926, respectively         196,894        70,271        17,044
                                                  -----------   -----------   -----------
Net income, as adjusted                           $   168,743   $   134,207   $   187,192
                                                  ===========   ===========   ===========

Net income (loss) per share-basic, as reported    $     (0.20)  $      0.49          1.47
   Amortization of goodwill and acquired
     workforce-in-place, net of tax benefit
     of $2,745, $1,977 and $926                          1.38          0.55          0.15
                                                  -----------   -----------   -----------
Net income per share-basic, as adjusted                  1.18          1.04          1.62
     Effect of dilutive securities                      (0.08)        (0.06)        (0.12)
                                                  -----------   -----------   -----------
Net income per share-diluted, as adjusted*        $      1.10   $      0.98   $      1.50
                                                  ===========   ===========   ===========

* For the year ended March 31, 2002, net income per share (diluted), as adjusted is calculated using the if-converted method. Under this method, the numerator excludes the interest expense from the 3% convertible subordinated debentures, net of income tax, of $6.2 million and the denominator includes approximately
7.6 million shares issuable from the assumed conversion of the 3% convertible subordinated debentures. In addition, the denominator includes approximately 7.6 million shares issuable from the assumed exercise of outstanding options.